UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-32632

UROPLASTY, INC.
(Exact name of registrant as specified in its charter)

5420 Feltl Road
Minnetonka, Minnesota 55343
(952) 426-6140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: zero (0).

Explanatory Note:  By virtue of the merger of Uroplasty, Inc. (“Uroplasty”) with and into Uroplasty LLC (formerly known as Visor Merger Sub LLC), the sole member of which is Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), Cogentix Medical, Inc. has assumed Uroplasty’s reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Uroplasty, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 17, 2015	By:	/s/ Brett A. Reynolds
Brett A. Reynolds
Senior Vice President, Chief Financial Officer and
Corporate Secretary

OPPENHEIMER: 2742795 v01 10/26/2009